Exhibit 11

CALCULATION OF EARNINGS
PER SHARE OF COMMON STOCK
(In thousands of shares)

	Thirteen Weeks Ended		Twenty-Six Weeks Ended

	July 1,	July 2,	July 1,	July 2,
	2001	2000	2001	2000

Number of shares of Class A and Class B Common stock outstanding at beginning of period	9,484	9,440	9,460	9,439

Issuance of shares of Class B common stock (weighted), net of forfeiture of restricted stock awards	1	3	22	2

Shares used in the computation of basic earnings per share	9,485	9,443	9,482	9,441

Adjustment to reflect dilution from common stock equivalents	17	15	18	17

Shares used in the computation of diluted earnings per share	9,502	9,458	9,500	9,458

Net income available for common shares	$14,229	$40,915	$212,757	$64,483

Basic earnings per common share	$1.50	$4.33	$22.44	$6.83

Diluted earnings per common share	$1.50	$4.33	$22.39	$6.82